SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	ORIX’s Annual Consolidated Financial Results (April 1, 2005 - March 31, 2006) filed with the Tokyo Stock Exchange on Friday, May 12, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 15, 2006	By	/s/ Shunsuke Takeda

Shunsuke Takeda
Director Vice Chairman and CFO ORIX Corporation

Consolidated Financial Results

April 1, 2005 – March 31, 2006

May 12, 2006

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 117.47 to $1.00, the approximate exchange rate prevailing at March 31, 2006.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those factors described under “5. Business Risk” of the “Financial Results” herein.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102    Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Material Contained in this Report

The Company’s financial information for the fiscal year from April 1, 2005 to March 31, 2006, filed with the Tokyo Stock Exchange and also made public by way of a press release.

Consolidated Financial Results from April 1, 2005 to March 31, 2006

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel:+81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)
Date Approved by Board of Directors:	May 12, 2006

1. Performance Highlights for the Years Ended March 31, 2006 and 2005

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change	Net Income	Year-on-Year Change
March 31, 2006	947,824	2.1%	217,338	65.0%	252,150	62.6%	166,388	81.9%
March 31, 2005	928,703	21.4%	131,713	50.7%	155,103	48.0%	91,496	69.4%

	Basic Earnings Per Share	Diluted Earnings Per Share*3	Return on Equity	Return on Assets *4	Operating Margin *5
March 31, 2006	1,883.89	1,790.30	19.8%	3.8%	26.6%
March 31, 2005	1,087.82	1,002.18	14.2%	2.7%	16.7%

1. Equity in Net Income of Affiliates was a net gain of JPY 32,080 million for the year ended March 31, 2006 and a net gain of JPY 20,043 million for the year ended March 31, 2005.
2. The average number of shares was 88,321,649 for the year ended March 31, 2006 and 84,110,243 for the year ended March 31, 2005.
3. Changes in Accounting Principles	Yes ( )	No ( x )	(except for adoptions of new accounting principles)

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Discontinued Operations, Income Taxes and Minority Interests in Earnings of Subsidiaries.”
*Note 3:	Diluted earnings per share reflects application of accounting for the effect of contingently convertible instruments set forth in EITF Issue No.04-8.
*Note 4:	This figure has been calculated using Income before Income Taxes in accordance with Tokyo Stock Exchange disclosure practice. The figure on the following pages is calculated using Net Income.
*Note 5:	In this context, Operating Margin is calculated by dividing Income before Income Taxes by Total Revenues.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
March 31, 2006	7,242,455	953,646	13.2%	10,608.97
March 31, 2005	6,068,953	727,333	12.0%	8,322.96

1. The number of outstanding shares was 89,890,579 as of March 31, 2006 and 87,388,706 as of March 31, 2005.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
March 31, 2006	136,003	-799,357	762,528	245,856
March 31, 2005	126,467	-408,004	274,343	145,380

(4) Number of Consolidated Subsidiaries and Affiliates

Consolidated Subsidiaries	185
Non-consolidated Subsidiaries	0
Affiliates	84	(Of which 84 are accounted for by the equity method)

(5) Changes in Number of Consolidated Subsidiaries and Affiliates

Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated Subsidiaries 8, Affiliates 10

Deletions: Consolidated Subsidiaries 16, Affiliates 8

2. Forecasts for the Year Ending March 31, 2007 (Unaudited)

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2007	1,100,000	295,000	177,000

Note:1.	Basic Earnings Per Share is forecasted to be JPY 1,969.06.
2.	The above forecasts have been made based upon the available information obtained on the date of this document. Actual results may differ from the forecasts depending upon various factors that may occur in the future.
The forecasts for revenues and income before income taxes do not take into account the reclassification to discontinued operations as it is difficult to forecast income from discontinued operations, net. Please refer to page 14 for a discussion related to the forecasts.

Group Position

The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below. The following classification is the same as that used in the classification of information by segment.

Operations in Japan

(1) Corporate Financial Services

This business centers on direct financing leases and installment loans, other than real estate loans, to corporate customers as well as the sale of a variety of financial products and other fee business.

[Main related companies]

ORIX Corporation, ORIX Alpha Corporation, Nittetsu Lease Co., Ltd.

(2) Automobile Operations

This business principally comprises automobile leasing operations and automobile rental operations.

[Main related companies]

ORIX Auto Corporation

(3) Rental Operations

This business principally comprises the rental and lease of precision measuring equipment, personal computers and other equipment to corporate customers.

[Main related companies]

ORIX Rentec Corporation

(4) Real Estate-Related Finance

This business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing and commercial mortgage-backed securities (CMBS).

[Main related companies]

ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(5) Real Estate

This business consists principally of condominium development, office building development and sales, office rental activities, integrated facilities management as well as the operation of such facilities as hotels, employee dormitories and training facilities and asset management of Real Estate Investment Trusts (REITs).

[Main related companies]

ORIX Corporation, ORIX Real Estate Corporation, ORIX Facilities Corporation

(6) Life Insurance

This segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

[Main related companies]

ORIX Life Insurance Corporation

(7) Other

The other segment encompasses securities brokerage, venture capital operations, consumer card loan operations, investment banking and new businesses.

[Main related companies]

ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation,

ORIX Baseball Club Co., Ltd., ORIX COMMODITIES Corporation, ORIX Investment Corporation,

The Fuji Fire and Marine Insurance Company, Limited, DAIKYO INCORPORATED

Overseas Operations

(1) The Americas

Principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, investment banking and real estate development.

[Main related companies]

ORIX USA Corporation

(2) Asia, Oceania and Europe

Principal businesses in Asia, Oceania and Europe involve direct financing leases, ship related operations, operating leases for transportation equipment, corporate lending and securities investment.

[Main related companies]

ORIX Asia Limited, ORIX Leasing Malaysia Berhad, PT. ORIX Indonesia Finance,

ORIX Investment and Management Private Limited, ORIX Taiwan Corporation, ORIX Leasing Singapore Limited,

ORIX Leasing Pakistan Limited, INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED,

ORIX Australia Corporation Limited, ORIX Aviation Systems Limited, Korea Life Insurance Co., Ltd.

Group Structure

The structure of principal business of the ORIX Group is as follows.

[Management Policies]

1. Management Basic Policy

ORIX’s corporate philosophy and management policy are shown below.

Corporate Philosophy

ORIX is working to contribute to society by developing leading financial services on a global scale, constantly anticipating market needs, and offering innovative products that create new value for customers.

Management Policy

•	ORIX strives to meet the diverse needs of our customers and to deepen trust by developing superior services and drawing on the full range of our capabilities.

•	ORIX aims to strengthen its base of operations and achieve stable, long-term growth by integrating ORIX's resources to promote synergies amongst different units.

•	ORIX makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	ORIX aims to attain stable, long-term growth in shareholder value by implementing these initiatives.

2. Profit Distribution Policy

Over the medium- and long-term ORIX is attempting to distribute profits to shareholders through a steady dividend, and to foster sustainable growth of the company and shareholder value through the appropriation of retained earnings to business fields that are expected to achieve high earnings.

3. Vision and Policy for Lowering Investment Units

ORIX believes that it is necessary to take appropriate measures in reviewing its policy regarding the minimum investment unit for trading on the stock exchange to allow for participation by a broader range of investors.

With regard to the above policy, ORIX changed the number of shares that constitute one unit from 100 to 10 on December 1, 2005.

4. Target Management Index

ORIX sets ROE, ROA, and the shareholders’ equity ratio as important management indexes and is building its business portfolio with a focus on balancing profitability, growth and stability of the company.

5. Medium- and Long-Term Corporate Management Strategy

With the continued evolution of the economy and society, market demands for innovative products and services increasingly impact the financial services sector, ORIX’s principal operating domain. Accordingly, ORIX has identified management’s ability to promptly and flexibly respond to changing market needs as critical to achieving medium- and long-term growth.

Currently, ORIX is engaged in business activities across seven operating segments in Japan and two segments overseas. These nine segments are segregated according to three core characteristics with management resources allocated to ensure maximum efficacy. The position of each segment is subject to constant change in line with the aforementioned shifts in market demand. The nine operating segments according to their current characteristics are as follows.

1.	Stable profit segments attempting to achieve further growth Corporate Financial Services; Rental Operations; Life Insurance; and Asia, Oceania and Europe segments

2.	Accelerated growth segments attempting to achieve high growth in profits Automobile Operations, Real Estate-Related Finance and Real Estate segments

3.	Future profit segments expected to contribute to profits in the future Other and The Americas segments

6. Challenges to be Addressed

(1) Strengthening Corporate Structure

ORIX understands that a robust and dynamic corporate structure is integral to achieving sustained growth from a medium- and long-term perspective. As the scale of operations continues to expand the importance to strengthen corporate structure also increases. Recognizing its growing importance in conjunction with demands to expand corporate scale, ORIX is committed to redoubling efforts in this area.

In specific terms, we intend to implement the following three measures in an effort to strengthen our corporate structure.

1.	Further improve our financial position

2.	Further develop an operating platform that is capable of creating new value

3.	Establish a workplace environment that is valued by employees

From the perspective of further improving our financial position, we have in recent years enjoyed quantitative results commensurate with our efforts. Going forward, ORIX will continue to secure growth opportunities with the aim of realizing further improvement. In an effort to further develop an operating platform that is capable of creating new value, we will focus on expanding our customer base, enhancing our sales and marketing network, and fostering improvements in intangible areas such as cross-functional collaboration and teamwork, individual employee effort and our corporate culture. With the aim of establishing an optimal workplace environment, we will promote increased awareness among management as to their roles and responsibilities, while extending efforts to realize a value-creating environment in which employees can fulfill their potential irrespective of nationality, age, gender, education and employment type. At the same time, we will instill among employees a deeper understanding of the impact of our corporate activities in an effort to better contribute to the prosperity of the economy and society.

(2) Business Development

Buoyed by a steadily recovering domestic economy, ORIX will pursue business development in Japan by bolstering the activities of its core Corporate Financial Services segment focusing on small and medium-sized enterprises (SME). In response to capital investment and real estate development needs, we will expand operations in leasing and loans. Complementing these initiatives, we will propose a variety of innovative financial services to address requirements from the growing M&A market and emerging demands relating to business restructuring including the sale of businesses and operating units. Furthermore, we will expand operations in automobile leasing by providing a broad range of high-quality services.

In the Real Estate segment, we will expand the scale of operations in condominium, office building and a wide range of other property development. We will also enter new business fields including nursing and medical care services for residential development and property management. Leveraging our strengths in non-recourse loans, loan servicing and related activities, we will nurture the Real Estate and Real Estate-Related Finance segments to become new core businesses after our Corporate Financial Services segment focusing on SMEs.

Utilizing a sales and marketing network that extends across 22 countries and regions outside of Japan, we are looking to further expand our overseas operations. In January 2006, ORIX entered the investment banking field in the United States. While working to promote our activities in this new endeavor, we will also pursue synergies with our existing Corporate Finance Group.

Commensurate with business expansion and changes in our operating environment, ORIX will confront a variety of business and market risks. Risks tend to increase along with the profitability and growth of a particular business. In order for us to ensure that the checks and balances in our operations are more effective, we examine new business transactions from a variety of perspectives and apply strict assessment criteria. Thereafter, we periodically monitor transactions, work to further diversify risk and selectively apply financial instruments, a key element in risk management. While the profit structure is constantly changing, we are also implementing capital allocation initiatives with the aim of building a portfolio that attempts to balance profitability, growth and financial stability.

(3) Corporate Governance

In order to ensure prompt decision-making and execution as well as more effective separation of roles and responsibilities between the executive and supervisory functions, ORIX adopted a “Company with Committees” board model in 2003. (This model was amended to reflect the effectiveness of the Company Law on May 1, 2006).

As of March 31, 2006, the Board of Directors consisted of five outside directors and six internal directors. By appointing external parties to its Board of Directors, ORIX is able to leverage the experience and resourcefulness of individuals from outside the Company, further strengthen its corporate governance framework and improve the Board’s ability to objectively determine whether business activities emphasize the interests of shareholders. In the future, ORIX will continue to enhance its corporate governance function with the aim of ensuring sound and efficient corporate management.

7. Matters Related to the Parent Company

Not applicable.

Financial Results

1. The Fiscal Year Ended March 31, 2006

Economic Environment

The world economy showed signs of recovery and expansion throughout this fiscal year in the U.S., Europe, and Asia. The U.S. economy expanded as a result of the favorable employment environment and a continuation of steady increases in consumer spending, despite concerns of the effect of a sharp increase in crude oil prices and slowdown in housing investments. The European economy showed signs of recovery as corporate output expanded in the background of strong exports, despite the continued uncertainty surrounding a recovery in consumer spending. In the Asian economy, China continued to achieve high growth despite a slowdown in the expansion of exports and investments that have been driving its economy, while the other Asian countries also saw an overall expansion in their economies.

The Japanese economy improved despite rises in crude oil and raw material prices, as there was a continuation in the expansion of capital expenditures, improvement in the employment environment, an active stock market and increase in consumer spending. As a result, the Bank of Japan moved to end its quantitative easing policy in March 2006 and an end to the deflationary spiral appears within sight.

Financial Highlights

Revenues	947,824 million yen (Up 2% year on year)
Operating Income	217,338 million yen (Up 65% year on year)
Income before Income Taxes*	252,150 million yen (Up 63% year on year)
Net Income	166,388 million yen (Up 82% year on year)
Operating Assets	5,858,277 million yen (Up 14% on March 31, 2005)
Earnings Per Share (Basic)	1,883.89 yen (Up 73% year on year)
Earnings Per Share (Diluted)	1,790.30 yen (Up 79% year on year)
Shareholders’ Equity Per Share	10,608.97 yen (Up 27% on March 31, 2005)
ROE	19.8% (March 31, 2005: 14.2%)
ROA	2.50% (March 31, 2005: 1.56%)

*	“Income before income taxes” refers to “income before discontinued operations, income taxes and minority interests in earnings of subsidiaries.”

Revenues: 947,824 million yen (Up 2% year on year)

Revenues increased 2% to 947,824 million yen compared with the previous fiscal year.

Although “real estate sales” decreased year on year, revenues from “direct financing leases,” “operating leases,” “interest on loans and investment securities,” “brokerage commissions and net gains on investment securities,” “life insurance premiums and related investment income,” “gains on sales of real estate under operating leases,” and “other operating revenues” were up compared to the previous fiscal year.

Furthermore, “transportation revenues,” which were recorded in the previous fiscal year, are no longer consolidated, and the results of operations of the related business were recorded as “equity in net income of affiliates” during this fiscal year as shown in (Note 1) on page 9.

Revenues from “direct financing leases” increased 12% to 98,645 million yen compared to the previous fiscal year. In Japan, revenues from “direct financing leases” were up 10% to 71,279 million yen compared to 64, 879 million yen in the previous fiscal year due to an expansion of the automobile leasing operations and the contribution from the operations of ORIX Kitakanto Corporation, which entered the ORIX Group during the previous fiscal year. Overseas, revenues were up 17% to 27,366 million yen compared to 23,373 million yen in the previous fiscal year. The expansion of the leasing operations in the Asia, Oceania and Europe segment resulted in the higher overall revenues.

Revenues from “operating leases” increased 9% to 213,865 million yen compared to the previous fiscal year. In Japan, although revenues from the precision measuring and other equipment rental operations were down year on year, there was an increase in automobile and real estate operating leases that resulted in a 5% increase to 162,062 million yen compared to 153,658 million yen in the previous fiscal year. Overseas, revenues were up 24% to 51,803 million yen compared to 41,812 million yen in the previous fiscal year due to the expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 19% to 161,350 million yen compared to the previous fiscal year. In Japan, “interest on loans and investment securities” increased 18% to 129,195 million yen compared to 109,887 million yen in the previous fiscal year. The increase in revenues was due mainly to an expansion of revenues associated with loans to corporate customers, including non-recourse loans, and the loan servicing operations. Overseas, revenues were up 26% to 32,155 million yen compared to 25,571 million yen in the previous fiscal year due to the contribution from loans to corporate customers in The Americas segment.

Revenues from “brokerage commissions and net gains on investment securities” increased 44% to 48,826 million yen compared to the previous fiscal year. Brokerage commissions were up 95% year on year due to an increase in the level of trading volume on the stock market in Japan. Net gains on investment securities were up 36% year on year due to the sale of securities mainly associated with our venture capital operations and corporate rehabilitation fund investments in Japan and securities investments in The Americas segment.

“Life insurance premiums and related investment income” were up 1% year on year to 138,118 million yen. Life insurance premiums were flat year on year, while life insurance related investment income increased year on year.

“Real estate sales” decreased 39% year on year to 74,943 million yen. Although revenues associated with the sales of residential condominiums to buyers increased compared to the previous fiscal year, there were no revenues from the sales of office buildings and other real estate developments this fiscal year that were recorded in the previous fiscal year. Furthermore, residential condominiums developed through certain joint ventures were accounted for by the equity method, and are included as a net of revenues and selling costs in “equity in net income of affiliates.” The revenues from the aforementioned joint ventures were 9,387 million yen.

“Gains on sales of real estate under operating leases” were up almost six-fold year on year to 8,970 million yen due to the increase in sales of rental purpose office buildings and other real estate.

“Other operating revenues” increased 28% year on year to 203,107 million yen. In Japan, revenues were up 24% to 190,445 million yen compared to 154,078 million yen in the previous fiscal year due to the increase in revenues associated with companies in which we invested as part of our corporate rehabilitation business in the previous fiscal year that contributed from the beginning of this fiscal year and increase in revenues associated with our integrated facilities management operations. Overseas, revenues increased almost three-fold to 12,662 million yen compared to 4,481 million yen in the previous fiscal year due to the contribution from the investment bank Houlihan Lokey Howard & Zukin that entered the ORIX Group in the fourth quarter of this fiscal year and is included in The Americas segment.

(Note 1)

“Transportation revenues” and “costs of transportation revenues” associated with the operations of Footwork Express Co., Ltd., in which we invested as part of our corporate rehabilitation business, were included in the previous fiscal year based on a three-month lag basis as permitted under U.S. GAAP. However, ORIX’s share in Footwork Express Co., Ltd. was reduced in December 2004 due to an increase in capital whereby the substantive participating rights of a minority shareholder were increased. As a result, ORIX no longer has a controlling financial interest in the company and accounted for this company as an equity method affiliate at the end of the fiscal year ended March 31, 2005. ORIX has started recording its proportionate share of net income or loss of the company by the equity method from the beginning of the fiscal year ended March 31, 2006 instead of recording “transportation revenues” and “costs of transportation revenues.”

Expenses: 730,486 million yen (Down 8% year on year)

Expenses were down 8% to 730,486 million yen compared with the previous fiscal year. Although “interest expense,” “costs of operating leases,” “other operating expenses,” and “selling, general and administrative expenses” increased, “life insurance costs,” “costs of real estate sales,” “provision for doubtful receivables and probable loan losses,” “write-downs of long-lived assets,” and “write-downs of securities” were down year on year. For details on “costs of transportation revenues,” refer to (Note 1) on page 9.

“Interest expense” was up 14% year on year to 62,467 million yen. In Japan, “interest expense” increased due to the higher average debt levels, and “interest expense” also increased overseas due to the higher interest rates despite the lower average debt levels.

“Costs of operating leases” were up 10% year on year to 135,583 million yen accompanying the increase in the average balance of investment in operating leases.

“Life insurance costs” decreased 4% year on year to 117,622 million yen due mainly to lower insurance payments.

“Costs of real estate sales” were down 42% year on year to 65,904 million yen for the same reason as given for “real estate sales.” Furthermore, 12,565 million yen in selling costs associated with residential condominiums developed through certain joint ventures were accounted for by the equity method.

“Other operating expenses” were up 24% year on year to 129,577 million yen for the same reason as given for “other operating revenues.”

“Selling, general and administrative expenses” were up 10% year on year to 190,189 million yen. Although there were no expenses associated with Footwork Express Co., Ltd., which became an equity method affiliate ((Note 1) on page 9), expenses increased due to three factors that included an increase in costs, which were included from the beginning of this fiscal year, accompanying the increase in the number of consolidated companies that entered the ORIX Group during the previous fiscal year, the costs associated Houlihan Lokey Howard & Zukin that entered the ORIX Group in the fourth quarter of this fiscal year, and the expansion of business scope.

“Provision for doubtful receivables and probable loan losses” was down 58% year on year to 16,480 million yen due to a lower level of non-performing assets despite an increase in operating assets.

“Write-downs of long-lived assets” were down year on year to 8,336 million yen.

“Write-downs of securities” were down 8% year on year to 4,540 million yen as we recorded write-downs associated mainly with equity investments made by our venture capital operations in Japan.

Net Income: 166,388 million yen (Up 82% year on year)

“Operating income” was up 65% year on year to 217,338 million yen.

“Equity in net income of affiliates” was up 60% to 32,080 million yen compared to the previous fiscal year due mainly to the increase in profits from overseas equity method affiliates. Included in “equity in net income of affiliates” are earnings on investments in operating companies accounted for by the equity method and earnings on investments in residential condominiums developed through certain joint ventures, which are also accounted for by the equity method. The “equity in net income of affiliates” associated with these residential condominium joint ventures was a loss of 3,178 million yen, which is primarily attributable to the upfront recognition of advertising expenses, associated with some large-scale residential condominium development projects, preceding the revenue recognition of completed sales upon title transfer to buyers.

“Gains on sales of subsidiaries and affiliates and liquidation loss” were down 18% year on year to 2,732 million yen.

“Income before discontinued operations, income taxes and minority interests in earnings of subsidiaries” increased 63% year on year to 252,150 million yen.

“Minority interests in earnings of subsidiaries, net” increased 32% year on year to 3,257 million yen (For details refer to (Note 4) on page 17 of the consolidated statements of income).

As a result, “income from continuing operations” increased 79% year on year to 151,161 million yen.

“Discontinued operations, net of applicable tax effect” (Note 2) more than doubled year on year to 15,227 million yen.

As a result, “net income” increased 82% year on year to 166,388 million yen.

(Note 2)

Subsidiaries, businesses, and real estate under operating leases that have been sold or that are to be disposed for which there is no significant continuing involvement, are reclassified to discontinued operations. Income and expenses generated by such subsidiaries, businesses, and real estate under operating leases are retroactively reclassified.

Operating Assets: 5,858,277 million yen (Up 14% on March 31, 2005)

Operating assets were up 14% on March 31, 2005 to 5,858,277 million yen. While “investment in direct financing leases” declined, “installment loans,” “investment in operating leases,” “investment in securities,” and “other operating assets” were up.

Segment Information (“Segment Profits” refer to income before income taxes)

Segment profits were up year on year for all nine segments.

The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, the real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, are included in the “Real Estate” segment from the first quarter of this fiscal year (Refer to (Note 1) on page 22 of the Segment Information).

Operations in Japan

Corporate Financial Services Segment:

Segment revenues were up 8% year on year to 97,683 million yen due to the expansion of loans to corporate customers, an increase in contribution from direct financing leases, and due to the increase of gains from securitization compared to the previous fiscal year.

Segment profits increased 11% to 48,661 million yen compared to 43,848 million yen in the previous fiscal year due to the increase in segment revenues and the lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 7% on March 31, 2005 to 1,616,574 million yen due to an increase in loans to corporate customers despite the lower level of direct financing leases as a result of securitization.

Automobile Operations Segment:

Segment revenues increased 11% year on year to 130,775 million yen. Although the automobile rental operations were flat compared to the previous fiscal year, the automobile leasing operations expanded.

Segment profits increased 26% to 26,661 million yen in line with the increase in segment revenues compared to 21,088 million yen in the previous fiscal year.

Segment assets increased 13% on March 31, 2005 to 509,149 million yen due to the higher level of direct financing leases from the automobile leasing operations.

Rental Operations Segment:

Segment revenues were down 2% year on year to 67,066 million yen as there were fewer orders from electronics and communications equipment manufacturers for operating lease precision measuring and other equipment rentals, despite an increase in revenues from transactions being accounted for as direct financing leases.

Segment profits increased 6% to 9,911 million yen compared to 9,384 million yen in the previous fiscal year. Although segment revenues were lower, the recording of gains on investment securities resulted in higher segment profits.

Segment assets were up 4% on March 31, 2005 to 123,532 million yen.

Real Estate-Related Finance Segment:

Segment revenues decreased 10% year on year to 69,472 million yen. Although revenues associated with corporate loans, including non-recourse loans, and the loan servicing operations expanded in addition to the contribution from gains on investment securities, there were no revenues associated with the sales of real estate developments, in this fiscal year that were recorded in the previous fiscal year.

Segment profits more than doubled to 33,384 million yen compared to 13,856 million yen in the previous fiscal year due to the lower “provision for doubtful receivables and probable loan losses,” and the contributions from revenues associated with the loan servicing operations and from gains on investment securities.

Segment assets increased 28% on March 31, 2005 to 1,223,063 million yen due mainly to the increase in corporate loans.

Real Estate Segment:

Segment revenues increased 1% year on year to 198,780 million yen. Lower “real estate sales” were recorded as there were no revenues associated with the sales of real estate developments, such as office buildings, in this fiscal year that were recorded in the previous fiscal year. On the other hand, the increase in gains associated with sales of real estate under operating leases and revenues associated with our integrated facilities management operations led to the higher segment revenues.

Segment profits increased 20% to 28,650 million yen compared to 23,959 million yen in the previous fiscal year as a result of the increase in gains associated with the sales of real estate under operating leases.

Segment assets increased 36% on March 31, 2005 to 682,166 million yen due to the purchase of some rental purpose real estate.

Life Insurance Segment:

Segment revenues were up slightly to 137,468 million yen due to the increase in life insurance related investment income while life insurance premiums were flat compared to the previous fiscal year.

Segment profits increased 83% year on year to 13,212 million yen compared to 7,223 million yen in the previous fiscal year due to lower insurance payments and other expenses.

Segment assets were down 13% on March 31, 2005 to 491,857 million yen due to a reclassification of some assets as a result of a change in their use to “office facilities” and a decrease in the investment portfolio associated with the maturity of some endowment insurance policies.

Other Segment:

Segment revenues decreased 22% year on year to 111,854 million yen. Although there were contributions to revenues from companies that we invested in the previous fiscal year, as part of our corporate rehabilitation business, and from the securities operations and gains on investment securities, the flat year on year revenues from the card loan operations and the change in the accounting treatment of “transportation revenues” to “equity in net income of affiliates,” as previously described on the (Note 1) on page 9, resulted in the lower revenues.

Segment profits increased almost two-fold to 41,657 million yen compared to 20,970 million yen in the previous fiscal year due to the lower “provision for doubtful receivables and probable loan losses” associated with the card loan operations and the increase of gains on sales of companies invested in as part of our corporate rehabilitation business and affiliates.

Segment assets were up 37% on March 31, 2005 to 668,689 million yen. The increase in segment assets was due to a change in the cardholder membership agreement at the card loan operations whereby the balance of certain card loans that were previously accounted for as off-balance sheet assets no longer meet the requirements for such accounting treatment and were accounted for as on-balance sheet assets from this fiscal year and due to the increase in loans related to margin trading at the securities brokerage.

Overseas Operations

The Americas Segment:

Segment revenues were up 32% year on year to 70,223 million yen. Although revenues associated with direct financing leases were flat, revenues from interest on loans to corporate customers and sales on real estate increased year on year. In addition, there were also contributions from the gain on the sale of the primary and master servicing business and from the operations of the investment bank Houlihan Lokey Howard & Zukin that entered the ORIX Group.

Segment profits more than doubled to 34,701 million yen compared to 15,621 million yen in the previous fiscal year due to the increase in segment revenues and the lower “provision for doubtful receivables and probable loan losses” and other expenses.

Segment assets were up 9% on March 31, 2005 to 441,285 million yen. Although there was a withdrawal from an investment in an affiliate accompanying its termination, segment assets were up due to the increase in loans to corporate customers and the depreciation of the yen against the dollar.

Asia, Oceania and Europe Segment:

Segment revenues were up 22% year on year to 88,914 million yen due to the steady performance of automobile and machine equipment leasing and increase in revenues from the ship-related operations.

Segment profits increased 44% to 31,956 million yen compared to 22,133 million yen in the previous fiscal year due to an increase in segment revenues, the steady performance of “equity in net income of affiliates,” and the contribution from the gain on the sale of an affiliate.

Segment assets were up 13% on March 31, 2005 to 562,654 million yen due mainly to the increase in direct financing leases and the depreciation of the yen against the dollar.

2. Summary of Cash Flows (Fiscal Year Ended March 31, 2006)

Cash and cash equivalents increased by 100,476 million yen to 245,856 million yen compared to March 31, 2005.

“Cash flows from operating activities” provided 136,003 million yen in this fiscal year and provided 126,467 million yen in the previous fiscal year due primarily to inflows associated with the increase in net income.

“Cash flows from investing activities” used 799,357 million yen in this fiscal year and used 408,004 million yen in the previous fiscal year. There were higher net cash outflows this fiscal year compared with the previous fiscal year as the “purchases of lease equipment” exceeded the total of “principal payments received under direct financing leases” and “proceeds from sales of operating lease assets,” and “installment loans made to customers” exceeded “principal collected on installment loans.”

“Cash flows from financing activities” provided 762,528 million yen in this fiscal year and provided 274,343 million yen in the previous fiscal year, due to the increase in debt accompanying the increase in operating assets.

3. Summary of Fourth Quarter (Three Months Ended March 31, 2006)

In the fourth quarter of this fiscal year revenues decreased 17,118 million yen compared to the same period of the previous fiscal year. Revenues from “direct financing leases” were up compared to the fourth quarter of the previous fiscal year due to the increase in the average balance of direct financing leases, despite the lower contribution from gains on securitization. Revenues from “operating leases” were flat year on year. Revenues from “interest on loans and investment securities” were up due to the increase in the average balance of the associated operating assets compared with the fourth quarter of the previous fiscal year. “Brokerage commissions and net gains on investment securities” were up compared to the fourth quarter of the previous fiscal year due to the increases in net gains on investment securities and brokerage commissions. “Life insurance premiums and related investment income” were flat compared to the fourth quarter of the previous fiscal year. “Real estate sales” decreased year on year as there were no revenues from the sales of office buildings and other real estate developments in the fourth quarter of this fiscal year that were recorded in the fourth quarter of the previous fiscal year. “Losses on sales of real estate under operating leases” associated with office buildings that are not accounted for under discontinued operations were recorded. “Other operating revenues” were up year on year due to the increase in revenues associated with the corporate rehabilitation business and contribution to revenues from Houlihan Lokey Howard & Zukin that entered the ORIX Group in the fourth quarter of this fiscal year.

Expenses were down 25,652 million yen compared to the fourth quarter of the previous fiscal year. “Interest expense” increased year on year as a result of the increase in the average balance of operating assets. “Costs of operating leases” were up year on year due to the increase in the average balance of investment in operating leases. “Life insurance costs” were down compared with the same period of the previous fiscal year due mainly to the lower insurance payments. “Costs of real estate sales” decreased compared to the fourth quarter of the previous fiscal year for the same reason as given for “real estate sales.” “Other operating expenses” increased compared to the same period of the previous fiscal year for the same reason as given for “other operating revenues.” “Selling, general and administrative expenses” were up year on year despite the change in accounting for Footwork Express Co., Ltd. (Refer to (Note 1) on page 9 for details) which went from being accounted for as a consolidated company to an equity method affiliate, due to the expenses associated with Houlihan Lokey Howard & Zukin that entered the ORIX Group in the fourth quarter of this fiscal year as well as the expansion of business scope. The “provision for doubtful receivables and probable loan losses” was down compared to the fourth quarter of the previous fiscal year. “Write-downs of long-lived assets” were up while “write-downs of securities” were down compared to the fourth quarter of the previous fiscal year.

As the reduction in expenses was larger than the reduction in revenues, “operating income” increased by 8,534 million yen compared with the fourth quarter of the previous fiscal year to 47,683 million yen.

“Equity in net income of affiliates” increased year on year, while “losses on sales of subsidiaries and affiliates” were recorded. As a result, “income before discontinued operations, income taxes and minority interests in earnings of subsidiaries” increased by 17,631 million yen compared to the fourth quarter of the previous fiscal year to 58,820 million yen.

“Minority interests in earnings of subsidiaries, net” of 1,955 million yen were recorded and “income from continuing operations” increased by 16,360 million yen year on year to 38,283 million yen.

“Discontinued operations, net of applicable tax effect” added 2,008 million yen and “net income” in the fourth quarter of this fiscal year rose by 16,513 million yen to 40,291 million yen compared with a “net income” of 23,778 million yen in the fourth quarter of the previous fiscal year.

4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2007

In terms of the business environment for the fiscal year ending March 31, 2007, overseas the U.S. economy is expected to be steady despite concerns regarding the trend in crude oil prices. In addition, the Asian economy is also expected to continue to expand. In Japan, a steady increase in capital expenditures, a continuation of economic recovery, and a moderate increase in interest rates are expected.

As a result of this business environment, for the fiscal year ending March 31, 2007, we forecast “revenues” of 1,100,000 million yen (up 16% compared with the fiscal year ended March 31, 2006), “income before income taxes” of 295,000 million yen (up 17%) and “net income” of 177,000 million yen (up 6%).

5. Business Risk

Our business, operating results and financial condition may be materially adversely affected by any of the factors discussed below or other factors. The risk factors listed below are taken from the Annual Financial Report (Yukashoken houkokusho) for the fiscal year ended March 31, 2005 that was submitted in Japan in June 2005.

•	Our business may continue to be adversely affected by economic conditions in Japan

•	Deflation, deterioration in market demand for real estate, natural disasters or environmental hazards may adversely affect the value of our long-lived assets or collateral of our loans

•	Our credit losses on loans to Japanese real estate-related companies and construction companies may exceed our allowances for these loans

•	Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

•	We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

•	Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or potential credit rating downgrades

•	Our business has in the past been, and may again be, adversely affected by adverse economic conditions in the United States

•	Adverse developments affecting other Asian economies may adversely affect our business

•	We may suffer losses on our investment portfolio and derivative instruments

•	We may suffer losses if we are unable to remarket leased equipment returned to us

•	Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient

•	Our credit-related costs might increase

•	Poor performance or failure of affiliates accounted for using the equity method, which include investments in companies as part of our corporate rehabilitation business, or consolidated companies in which we have invested as part of our corporate rehabilitation business, will have an adverse affect on our results of operations and financial condition

•	Our business may be adversely affected by adverse conditions in the airline industry

•	Inadequate or failed processes or systems, human factors or external events or factors may adversely affect our results of operations, liquidity or reputation

•	We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets, included as part of our corporate rehabilitation business

•	We may not be able to hire or retain human resources to achieve our strategic goals

•	Our results of operations and financial condition may be materially adversely affected by unpredictable events

•	A failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

•	Changes in law and regulations may materially affect our business, results of operations and financial condition

•	Changes in tax laws or accounting rules may affect our sales of structured financial products

•	Litigation and regulatory investigations may adversely affect our financial results

•	Our life insurance subsidiary is subject to risks that are specific to its business

•	A downgrade of our credit ratings could have a negative effect on our derivative transactions

•	We may not be able to manage our risks successfully through derivatives

•	Our real estate investments may be uninsured or under-insured for certain losses

•	Dispositions of the Shares, particularly by major shareholders, may adversely affect market prices for the Shares

•	The departure of top management could adversely affect us

•	Change of listed sections and delisting of Shares could adversely affect the liquidity and price of the Shares

•	Holding a professional baseball team entails reputation risks

•	There is a risk that our risk management will not be effective

Details on risks related to our business are disclosed in our Annual Financial Report (Yukashoken houkokusho) each year. The Annual Financial Report (Yukashoken houkokusho) for the fiscal year ended March 31, 2006 is scheduled to be submitted by June 30, 2006.

Consolidated Financial Highlights

(For the Years Ended March 31, 2006 and 2005)

(Unaudited)

	(millions of JPY, except for per share data)
	March 31, 2006	Year-on-year Change	March 31, 2005	Year-on-year Change
Operating Assets
Investment in Direct Financing Leases	1,437,491	99%	1,451,574	100%
Installment Loans	2,926,036	123%	2,386,597	107%
Investment in Operating Leases	720,096	116%	619,005	115%
Investment in Securities	682,798	116%	589,271	107%
Other Operating Assets	91,856	111%	82,651	115%

Total	5,858,277	114%	5,129,098	106%

Operating Results
Total Revenues	947,824	102%	928,703	121%
Income before Discontinued Operations, Income Taxes and Minority Interests in Earnings of Subsidiaries	252,150	163%	155,103	148%
Net Income	166,388	182%	91,496	169%

Earnings Per Share
Net Income
Basic	1,883.89	173%	1,087.82	169%
Diluted	1,790.30	179%	1,002.18	167%
Shareholders’ Equity Per Share	10,608.97	127%	8,322.96	123%

Financial Position
Shareholders’ Equity	953,646	131%	727,333	129%
Number of Outstanding Shares (’000)	89,891	103%	87,389	104%
Long- and Short-Term Debt and Deposits	4,925,753	119%	4,146,322	107%
Total Assets	7,242,455	119%	6,068,953	108%
Shareholders’ Equity Ratio	13.2%	—	12.0%	—
Return on Equity	19.8%	—	14.2%	—
Return on Assets	2.50%	—	1.56%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	888,912	103%	863,137	108%
New Equipment Acquisitions	800,802	104%	767,672	108%
Installment Loans	1,834,192	119%	1,545,517	137%
Operating Leases	317,645	128%	248,327	131%
Investment in Securities	235,932	96%	244,600	200%
Other Operating Transactions	132,017	102%	129,604	70%

Note:	“Key Quarterly Financial Data” is now included in “Quarterly Financial Results Supplementary Infomation” on our website (http://www.orix.co.jp/grp/ir_e/data/report/index.htm).

Condensed Consolidated Statements of Income

(For the Years Ended March 31, 2006 and 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Year ended March 31, 2006	Year-on-year Change (%)	Year ended March 31, 2005	Year-on-year Change (%)	U.S. dollars March 31, 2006
Total Revenues :	947,824	102	928,703	121	8,069

Direct Financing Leases	98,645	112	88,252	101	840
Operating Leases	213,865	109	195,470	109	1,821
Interest on Loans and Investment Securities	161,350	119	135,458	117	1,373
Brokerage Commissions and Net Gains on Investment Securities	48,826	144	33,905	130	416
Life Insurance Premiums and Related Investment Income	138,118	101	137,004	102	1,176
Real Estate Sales	74,943	61	123,162	126	638
Gains on Sales of Real Estate under Operating Leases	8,970	577	1,554	17	76
Transportation Revenues	—	—	55,339	—	—
Other Operating Revenues	203,107	128	158,559	139	1,729

Total Expenses :	730,486	92	796,990	118	6,219

Interest Expense	62,467	114	54,882	94	532
Costs of Operating Leases	135,583	110	123,736	105	1,154
Life Insurance Costs	117,622	96	122,896	103	1,002
Costs of Real Estate Sales	65,904	58	113,830	128	561
Costs of Transportation Revenues	—	—	46,594	—	—
Other Operating Expenses	129,577	124	104,817	144	1,103
Selling, General and Administrative Expenses	190,189	110	173,296	113	1,619
Provision for Doubtful Receivables and Probable Loan Losses	16,480	42	39,513	83	140
Write-downs of Long-Lived Assets	8,336	71	11,713	95	71
Write-downs of Securities	4,540	92	4,930	94	39
Foreign Currency Transaction Loss (Gain), Net	(212)	—	783	50	(2)

Operating Income	217,338	165	131,713	151	1,850

Equity in Net Income of Affiliates	32,080	160	20,043	112	274
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	2,732	82	3,347	—	23

Income before Discontinued Operations, Income Taxes and Minority Interests in Earnings of Subsidiaries	252,150	163	155,103	148	2,147

Provision for Income Taxes	97,732	143	68,122	133	832

Income before Minority Interests in Earnings of Subsidiaries	154,418	178	86,981	163	1,315

Minority Interests in Earnings of Subsidiaries, Net	3,257	132	2,474	237	28

Income from Continuing Operations	151,161	179	84,507	161	1,287

Discontinued Operations:
Income from Discontinued Operations, Net	25,006		11,755		213
Provision for Income Taxes	(9,779)		(4,766)		(84)
Discontinued Operations, Net of Applicable Tax Effect	15,227	218	6,989	646	129

Net Income	166,388	182	91,496	169	1,416

Note:	1. Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

2. Lease income associated with re-leasing, which had been recorded net of depreciation costs of estimated residual values and included in revenues of “Direct Financing Leases,” were reclassified into revenues of “Operating Leases” and “Costs of Operating Leases,” respectively. And revenues and costs of vehicle maintenance and management services, which had been recorded net and included in revenues of “Direct Financing Leases,” were reclassified into “Other Operating Revenues” and “Other Operating Expenses,” respectively. In addition, these amounts in the previous years have been reclassified retroactively.

3. In the previous fiscal year, “Transportation Revenues” and “Costs of Transportation Revenues” were disclosed separately. However, as the logistics subsidiary became an affiliate, the proportionate share of the net income (loss) is recorded in “Equity in Net Income of Affiliates” by the equity method.

4. From this fiscal year, “Minority Interests in Earnings of Subsidiaries, net” which had been included in “Selling, General and Administrative Expenses” were disclosed separately. In addition, the amount in the previous years has been reclassified retroactively.

Condensed Consolidated Statements of Income

(For the Three Months Ended March 31, 2006 and 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended March 31, 2006	Year-on-year Change (%)	Three Months ended March 31, 2005	Year-on-year Change (%)	U.S. dollars March 31, 2006
Total Revenues :	268,026	94	285,144	133	2,282

Direct Financing Leases	26,408	109	24,240	111	225
Operating Leases	51,045	100	51,182	108	434
Interest on Loans and Investment Securities	43,363	117	36,926	127	369
Brokerage Commissions and Net Gains on Investment Securities	20,626	155	13,317	112	176
Life Insurance Premiums and Related Investment Income	39,943	100	39,959	99	340
Real Estate Sales	21,484	39	54,965	188	183
Gains (Losses) on Sales of Real Estate under Operating Leases	(463)	—	468	463	(4)
Transportation Revenues	—	—	15,624	—	—
Other Operating Revenues	65,620	135	48,463	139	559

Total Expenses :	220,343	90	245,995	125	1,876

Interest Expense	17,018	117	14,522	107	145
Costs of Operating Leases	34,355	108	31,863	104	293
Life Insurance Costs	34,646	97	35,838	98	295
Costs of Real Estate Sales	19,891	38	52,028	196	169
Costs of Transportation Revenues	—	—	12,543	—	—
Other Operating Expenses	41,026	119	34,556	153	349
Selling, General and Administrative Expenses	59,580	122	48,685	115	507
Provision for Doubtful Receivables and Probable Loan Losses	4,501	36	12,527	86	38
Write-downs of Long-Lived Assets	7,815	307	2,548	31	67
Write-downs of Securities	662	71	931	75	6
Foreign Currency Transaction Loss (Gain), Net	849	—	(46)	—	7

Operating Income	47,683	122	39,149	217	406

Equity in Net Income of Affiliates	11,364	507	2,240	68	97
Losses on Sales of Subsidiaries and Affiliates	(227)	114	(200)	—	(2)

Income before Discontinued Operations, Income Taxes and Minority Interests in Earnings of Subsidiaries	58,820	143	41,189	193	501

Provision for Income Taxes	18,582	103	18,016	134	158

Income before Minority Interests in Earnings of Subsidiaries	40,238	174	23,173	295	343

Minority Interests in Earnings of Subsidiaries, Net	1,955	156	1,250	238	17

Income from Continuing Operations	38,283	175	21,923	299	326

Discontinued Operations:
Income from Discontinued Operations, Net	3,311		3,097		28
Provision for Income Taxes	(1,303)		(1,242)		(11)

Discontinued Operations, Net of Applicable Tax Effect	2,008	108	1,855	432	17

Net Income	40,291	169	23,778	293	343

Condensed Consolidated Balance Sheets

(As of March 31, 2006 and 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	March 31, 2006	March 31, 2005	U.S. dollars March 31, 2006
Assets
Cash and Cash Equivalents	245,856	145,380	2,093
Restricted Cash	172,805	53,193	1,471
Time Deposits	5,601	8,678	48
Investment in Direct Financing Leases	1,437,491	1,451,574	12,237
Installment Loans	2,926,036	2,386,597	24,909
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(97,002)	(115,250)	(826)
Investment in Operating Leases	720,096	619,005	6,130
Investment in Securities	682,798	589,271	5,813
Other Operating Assets	91,856	82,651	782
Investment in Affiliates	316,773	274,486	2,697
Other Receivables	165,657	160,263	1,410
Inventories	140,549	113,203	1,197
Prepaid Expenses	40,676	45,082	346
Office Facilities	91,797	65,410	781
Other Assets	301,466	189,410	2,566

Total Assets	7,242,455	6,068,953	61,654

Liabilities and Shareholders’ Equity
Short-Term Debt	1,336,414	947,871	11,377
Deposits	353,284	336,588	3,007
Trade Notes, Accounts Payable and Other Liabilities	334,008	259,555	2,843
Accrued Expenses	89,043	95,407	758
Policy Liabilities	503,708	550,880	4,288
Current and Deferred Income Taxes	250,997	179,859	2,137
Security Deposits	150,836	98,415	1,284
Long-Term Debt	3,236,055	2,861,863	27,548

Total Liabilities	6,254,345	5,330,438	53,242

Minority Interests	34,464	11,182	294

Common Stock	88,458	73,100	753
Additional Paid-in Capital	106,729	91,045	909
Retained Earnings:
Legal Reserve	2,220	2,220	19
Retained Earnings	733,386	570,494	6,243
Accumulated Other Comprehensive Income (Loss)	27,603	(1,873)	235
Treasury Stock, at Cost	(4,750)	(7,653)	(41)

Total Shareholders’ Equity	953,646	727,333	8,118

Total Liabilities and Shareholders’ Equity	7,242,455	6,068,953	61,654

	March 31, 2006	March 31, 2005	U.S. dollars March 31, 2006
Note: 1. Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	50,856	40,150	433
Minimum pension liability adjustments	(632)	(1,090)	(5)
Foreign currency translation adjustments	(26,132)	(39,610)	(223)
Net unrealized gains (losses) on derivative instruments	3,511	(1,323)	30

2. From this fiscal year, “Minority Interests” which had been included in “Trade Notes, Accounts Payable and Other Liabilities” were disclosed separately. In addition, the amount in the previous year has been reclassified retroactively.

Condensed Consolidated Statements of Shareholders’ Equity

(For the Years Ended March 31, 2006 and 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Year ended March 31, 2006	Year ended March 31, 2005	U.S. dollars March 31, 2006
Common Stock:
Beginning balance	73,100	52,068	622
Issuance during the year	15,358	21,032	131

Ending balance	88,458	73,100	753

Additional Paid-in Capital:
Beginning balance	91,045	70,015	775
Issuance during the year and other, net	15,684	21,030	134

Ending balance	106,729	91,045	909

Legal Reserve:
Beginning balance	2,220	2,220	19

Ending balance	2,220	2,220	19

Retained Earnings:
Beginning balance	570,494	481,091	4,857
Cash dividends	(3,496)	(2,093)	(30)
Net income	166,388	91,496	1,416

Ending balance	733,386	570,494	6,243

Accumulated Other Comprehensive Income (Loss):
Beginning balance	(1,873)	(33,141)	(16)
Net change of unrealized gains on investment in securities	10,706	15,102	91
Net change of minimum pension liability adjustments	458	6,877	4
Net change of foreign currency translation adjustments	13,478	6,019	115
Net change of unrealized gains on derivative instruments	4,834	3,270	41

Ending balance	27,603	(1,873)	235

Treasury Stock:
Beginning balance	(7,653)	(8,206)	(65)
Net (increase) decrease	2,903	553	24

Ending balance	(4,750)	(7,653)	(41)

Total Shareholders’ Equity:
Beginning balance	727,333	564,047	6,192
Increase, net	226,313	163,286	1,926

Ending balance	953,646	727,333	8,118

Summary of Comprehensive Income:
Net income	166,388	91,496	1,416
Other comprehensive income	29,476	31,268	251

Comprehensive income	195,864	122,764	1,667

Condensed Consolidated Statements of Cash Flows

(For the Years Ended March 31, 2006 and 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Year ended March 31, 2006	Year ended March 31, 2005	U.S. dollars March 31, 2006
Cash Flows from Operating Activities:
Net income	166,388	91,496	1,416
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	136,621	132,158	1,163
Provision for doubtful receivables and probable loan losses	16,480	39,513	140
Decrease in policy liabilities	(47,172)	(41,902)	(401)
Gains from securitization transactions	(7,139)	(12,520)	(61)
Equity in net income of affiliates	(32,080)	(20,043)	(274)
Gains on sales of subsidiaries and affiliates and liquidation loss	(2,732)	(3,347)	(23)
Minority interests in earnings of subsidiaries, net	(3,257)	(2,474)	(28)
Gains on sales of available-for-sale securities	(10,401)	(14,761)	(89)
Gains on sales of real estate under operating leases	(8,970)	(1,554)	(76)
Gains on sales of operating lease assets other than real estate	(7,184)	(4,746)	(61)
Write-downs of long-lived assets	8,336	11,713	71
Write-downs of securities	4,540	4,930	39
Increase in restricted cash	(119,202)	(17,517)	(1,015)
Increase in trading securities	(9,091)	(21,430)	(77)
Increase in inventories	(56,596)	(21,906)	(482)
Increase in prepaid expenses	(2,316)	(975)	(20)
Increase in accrued expenses	2,755	8,255	24
Increase in security deposits	48,597	19,567	414
Other, net	58,426	(17,990)	498

Net cash provided by operating activities	136,003	126,467	1,158

Cash Flows from Investing Activities:
Purchases of lease equipment	(1,136,538)	(942,489)	(9,675)
Principal payments received under direct financing leases	670,781	633,724	5,710
Net proceeds from securitization of lease receivables, loan receivables and securities	193,030	191,976	1,643
Installment loans made to customers	(1,834,192)	(1,545,297)	(15,614)
Principal collected on installment loans	1,202,113	1,287,144	10,233
Proceeds from sales of operating lease assets	130,992	73,928	1,115
Investment in and dividends received from affiliates, net	10,754	(48,257)	92
Purchases of available-for-sale securities	(201,123)	(219,890)	(1,712)
Proceeds from sales of available-for-sale securities	166,251	127,452	1,415
Maturities of available-for-sale securities	38,706	82,373	329
Purchases of other securities	(34,634)	(24,283)	(295)
Proceeds from sales of other securities	23,142	11,456	197
Purchases of other operating assets	(25,630)	(9,216)	(218)
Acquisitions of subsidiaries, net of cash acquired	(38,837)	(12,506)	(331)
Sales of subsidiaries, net of cash disposed	2,664	—	23
Other, net	33,164	(14,119)	283

Net cash used in investing activities	(799,357)	(408,004)	(6,805)

Cash Flows from Financing Activities:
Net increase (decrease) in debt with maturities of three months or less	326,285	(34,227)	2,778
Proceeds from debt with maturities longer than three months	2,102,054	1,934,048	17,894
Repayment of debt with maturities longer than three months	(1,697,828)	(1,665,050)	(14,453)
Net increase in deposits due to customers	16,628	44,043	141
Issuance of common stock	5,975	2,052	51
Dividends paid	(3,496)	(2,093)	(30)
Net increase (decrease) in call money	10,000	(5,000)	85
Other, net	2,910	570	25

Net cash provided by financing activities	762,528	274,343	6,491

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,302	339	11

Net Increase (Decrease) in Cash and Cash Equivalents	100,476	(6,855)	855
Cash and Cash Equivalents at Beginning of Period	145,380	152,235	1,238

Cash and Cash Equivalents at End of Period	245,856	145,380	2,093

Segment Information

(For the Years Ended March 31, 2006 and 2005)

(Unaudited)

	(millions of JPY)
	Year ended March 31, 2006			Year ended March 31, 2005
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	97,683	48,661	1,616,574	90,795	43,848	1,506,311
Automobile Operations	130,775	26,661	509,149	117,871	21,088	451,715
Rental Operations	67,066	9,911	123,532	68,447	9,384	118,427
Real Estate-Related Finance	69,472	33,384	1,223,063	77,389	13,856	956,047
Real Estate	198,780	28,650	682,166	195,906	23,959	500,755
Life Insurance	137,468	13,212	491,857	136,857	7,223	567,023
Other	111,854	41,657	668,689	143,754	20,970	489,758

Sub-Total	813,098	202,136	5,315,030	831,019	140,328	4,590,036
Overseas Operations
The Americas	70,223	34,701	441,285	53,084	15,621	403,399
Asia, Oceania and Europe	88,914	31,956	562,654	73,089	22,133	498,855

Sub-Total	159,137	66,657	1,003,939	126,173	37,754	902,254

Segment Total	972,235	268,793	6,318,969	957,192	178,082	5,492,290

Difference between Segment totals and Consolidated Amounts	(24,411)	(16,643)	923,486	(28,489)	(22,979)	576,663

Consolidated Amounts	947,824	252,150	7,242,455	928,703	155,103	6,068,953

	(millions of US$)
	U.S. dollars March 31, 2006
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	832	414	13,762
Automobile Operations	1,113	227	4,334
Rental Operations	571	84	1,052
Real Estate-Related Finance	592	284	10,412
Real Estate	1,692	244	5,807
Life Insurance	1,170	113	4,187
Other	952	355	5,692

Sub-Total	6,922	1,721	45,246
Overseas Operations
The Americas	598	295	3,757
Asia, Oceania and Europe	757	272	4,790

Sub-Total	1,355	567	8,547

Segment Total	8,277	2,288	53,793

Difference between Segment totals and Consolidated Amounts	(208)	(141)	7,861

Consolidated Amounts	8,069	2,147	61,654

*Note	1:	The results of the reported segments from April 1, 2005 reflect the revised operating structure following the reorganization of the Company. Accordingly, real estate-related equity investment operations and the REIT asset management operations, which had been included in the “Real Estate-Related Finance” segment, were included in the “Real Estate” segment from the first quarter of this fiscal year. Therefore, certain related amounts that had been previously reported are reclassified.

	2:	As described in note 2 in the accompanying Condensed Consolidated Statements of Income, from fiscal 2006, the presentation of lease income associated with re-leasing and the corresponding costs has been changed. In order to conform to the fiscal 2006 presentation, the segment revenues in the “Corporate Financial Services” and “Automobile Operations” segments for the year ended March 31, 2005 were retroactively reclassified, however, there was no effect to the segment profits. In addition, from fiscal 2006, the presentation of revenues and costs of vehicle maintenance and management services has been changed and accordingly, the fiscal 2005 presentation has been also retroactively changed to conform to the fiscal 2006 presentation. This reclassification had no effect on previously reported segment profits but resulted in an increase to previously reported total revenues and expenses of the “Automobile Operations” segment.

	3:	Since the Company evaluates the performance for the segments based on profits before income taxes, tax expenses are not included in the segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any. Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”

Basis of presentation and significant accounting policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have followed accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

Some areas of potential significant differences between U.S. and Japanese accounting policies and practices are as follows: Accounting for direct financing leases, the use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs, accounting for derivative instruments and hedging activities, accounting for goodwill and other intangible assets resulting from business combinations, accounting for pension plans, and reclassification of discontinued operations. Segment information is prepared in accordance with FASB Statement No. 131. The basis of presentation and significant accounting policies are as follows.

1. Consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of the Company, 109 domestic subsidiaries and 76 overseas subsidiaries (total of 185 subsidiaries).

The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (FIN46(R) (“Consolidation of Variable Interest Entities”)).

Major subsidiaries are ORIX Auto Corporation, ORIX USA Corporation and others.

2. Affiliates accounted for by the equity method

Investment in 58 domestic affiliates and 26 overseas affiliates (total of 84 affiliates) are accounted for by using the equity method. Major affiliates are The Fuji Fire and Marine Insurance Company, Limited, DAIKYO INCORPORATED, Korea Life Insurance Co., Ltd., and others.

3. The date of subsidiaries fiscal closing

Certain subsidiaries have a year-end that differs from that of the Company. However, these subsidiaries close their books and make necessary adjustments for consolidation purposes as of the Company’s fiscal year end. For certain subsidiaries whose fiscal periods end at a date that is within three months from our consolidated fiscal periods, we use the most recent fiscal period end of those subsidiaries in our consolidated financial results.

4. Accounting policies

(1) Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Recognition of revenues

Direct financing leases

The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term using the interest method. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

Operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis.

Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. Certain costs associated with writing insurance (“deferred policy acquisition costs”) are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

(3) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through accumulated other comprehensive income (loss), net of applicable income taxes. However, the Company and its subsidiaries recognize losses related to securities for which the market price has been significantly below the acquisition cost and not considered temporary in nature.

(4) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums.

Advances and/or progress payments for sale are carried at cost less any impairment losses and finished goods are stated at the lower of cost or market.

(5) Impairment of long-lived assets

Long-lived assets and certain identifiable intangibles to be held and used by the Company and its subsidiaries are reviewed for impairment, whenever events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value.

(6) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated.

(7) Prepaid benefit cost (Accrued benefit liability)

The Company and its subsidiaries adopt FASB Statement No. 87 (“Employer’s Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods.

(8) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year.

(9) Derivatives

The Company and its subsidiaries adopt FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”), as amended by FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133”) and FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”). All derivatives are recorded on the balance sheet at fair value.

(10) Goodwill and other intangible assets resulting from business combinations

Goodwill and other intangible assets that have indefinite useful lives are not amortized. Impairment tests are required on an annual basis and between annual tests whenever events or circumstances indicate a potential impairment might exist.

(11) Income taxes

Income taxes are accounted for under the assets and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.

(12) Discontinued operations

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), included in reported discontinued operations are the operating results for subsidiaries, business units, and certain properties sold or to be disposed of by sale without significant continuing involvements and are presented as a separate line from continuing operations.

5. Cash and cash equivalents in the accompanying consolidated statements of cash flows

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

Revenues from overseas customers

Revenues from overseas customers are as follows.

March 31, 2006
	Millions of JPY
	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	47,837	90,234	138,071
Consolidated revenue			947,824

The rate of the overseas revenues to consolidated revenue	5.1%	9.5%	14.6%

March 31, 2005

	Millions of JPY
	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	40,485	75,269	115,754
Consolidated revenue			928,703

The rate of the overseas revenues to consolidated revenue	4.4%	8.1%	12.5%

March 31, 2006
	Millions of U.S. dollars
	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	407	768	1,175
Consolidated revenue			8,069

The rate of the overseas revenues to consolidated revenue	5.1%	9.5%	14.6%

Investment in Securities

Investment in securities at March 31, 2006 and 2005 consists of the following:

	Millions of JPY		Millions of U.S. dollars
	March 31, 2006	March 31, 2005	March 31, 2006
Trading securities	61,971	47,784	528
Available-for-sale securities	432,306	390,542	3,680
Other securities	188,521	150,945	1,605

	682,798	589,271	5,813

For fiscal 2006 and 2005, net unrealized holding gains and losses on trading securities are gains of JPY1,901 million (US$16 million) and losses of JPY764 million, respectively. During fiscal 2006 and 2005, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of JPY169,534 million (US$1,443 million) and JPY158,740 million, respectively, resulting in gross realized gains of JPY12,216 million (US$104 million) and JPY23,036 million, respectively, and gross realized losses of JPY1,185 million (US$10 million) and JPY1,747 million, respectively. The cost of the securities sold was based on the average cost of each such security held at the time of the sale.

Other securities consist mainly of non-marketable equity securities and preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at March 31, 2006 and 2005 are as follows:

March 31, 2006

	Millions of JPY
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	1,270	60	(35)	1,295
Japanese prefectural and foreign municipal bond securities	18,711	—	(508)	18,203
Corporate debt securities	254,237	1,856	(3,778)	252,315
Mortgage-backed and other asset-backed securities	72,171	13,247	(389)	85,029
Equity securities	25,249	50,408	(193)	75,464

	371,638	65,571	(4,903)	432,306

March 31, 2005
	Millions of JPY
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	4,498	78	(215)	4,361
Japanese prefectural and foreign municipal bond securities	16,941	68	(138)	16,871
Corporate debt securities	238,096	2,159	(1,332)	238,923
Mortgage-backed and other asset-backed securities	65,192	13,460	(2,314)	76,338
Equity securities	18,912	35,862	(725)	54,049

	343,639	51,627	(4,724)	390,542

March 31, 2006
	Millions of U.S. dollars
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	11	0	(0)	11
Japanese prefectural and foreign municipal bond securities	159	—	(4)	155
Corporate debt securities	2,165	16	(32)	2,149
Mortgage-backed and other asset-backed securities	614	113	(4)	723
Equity securities	215	429	(2)	642

	3,164	558	(42)	3,680

The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2006:

	Millions of JPY		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	25,099	25,585	214	218
Due after one to five years	160,300	164,222	1,365	1,398
Due after five to ten years	138,873	140,278	1,182	1,194
Due after ten years	22,117	26,757	188	228

	346,389	356,842	2,949	3,038

Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities.

Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.